SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2003

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)



                Form 20-F   x                           Form 40-F



       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                     Yes                                 No   x



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))


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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On August 20, 2003, Ciba Specialty Chemicals Holding Inc., Basel, a stock corporation (the "Company"), issued News Releases regarding its Half Year Results 2003 and its plans to conduct a share buy back. A copy of the News Releases and the Half Year Report 2002 are attached hereto as Exhibits 99.1,
99.2 and 99.3, respectively, and incorporated by reference herein.

Forward-looking Statements:

Forward-looking statements and information contained in the attached News Releases and Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.


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EXHIBIT INDEX

Exhibit         Description
-------         -----------

 99.1 News Release: Ciba Specialty Chemicals resists challenging environment, dated August 20, 2003

 99.2 News Release: Ciba Specialty Chemicals plans to buy back up to 10% of its shares, dated August 20, 2003

 99.3          Half Year Report 2003


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




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Ciba Specialty Chemicals Holding Inc.
                                 -------------------------------------
                                (Registrant)



Date  August 20, 2003   By  /s/ Oliver Strub          /s/ Max Dettwiler
      ---------------       --------------------------------------------

                           Oliver Strub                 Max Dettwiler
                         Senior Corporate Counsel     Head Taxes & Corporate Law


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